Exhibit 99.1

VivoPower Targets Up To USD$4 million Incremental Annualized EBITDA from Battery Energy Storage Integration at Norway Data Center

BESS integration targeted to unlock additional FCR-N, FCR-D and FFR Grid Reserve revenue streams

Design would preserve the site’s full leasable capacity for AI compute tenants

Final investment decision subject to board approval, post completion of external feasibility study

LONDON, UK / OSLO, NORWAY, July 6, 2026 — VivoPower PLC (NASDAQ: VIVO) (“VivoPower” or the “Company”), a B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced that it is progressing a formal technical and commercial feasibility study for the integration of a battery energy storage system (“BESS”) at its 41.5 MW Mo i Rana data center in Northern Norway. The feasibility study is targeting incremental annualized EBITDA of up to approximately USD$4 million from BESS-enabled participation in additional Nordic reserve markets.

Sources of Incremental EBITDA

Internal analysis, subject to external feasibility validation and prevailing Nordic reserve market clearing prices, indicates that a co-located BESS could enable participation in three additional Nordic reserve products that are not economically accessible to the site’s compute load alone due to endurance, symmetry, and response-speed requirements:

Reserve Product	Why BESS is Required	Indicative Requirement
FCR-N (Frequency Containment Reserve for Normal operation)	Symmetrical up/down regulation; not achievable from load alone	1 hour endurance in each direction
Expanded FCR-D (Frequency Containment Reserve for Disturbances)	Additional volume beyond the current 12 MW enrolment without impact on tenant SLA	20 minutes endurance
FFR (Fast Frequency Response)	Sub-second response speed only achievable from battery inverters	0.7–1.3 second activation

The targeted incremental EBITDA of up to approximately USD$4 million per annum is derived from capacity payments under these three reserve products, valued at prevailing 2025–2026 Nordic clearing prices, and is subject to prequalification, feasibility outcomes, capital availability, and market conditions. As with the existing enrolment, capacity payments accrue on a pay-for-availability basis, with additional activation payments accruing separately.

Strategic Rationale

The Mo i Rana data center sits in Norway’s NO4 bidding zone, where day-ahead power prices averaged approximately USD 0.009/kWh (10 øre/kWh) in 2025, compared to USD 0.05–0.077/kWh (50–77 øre/kWh) in southern Norway and continental Europe. This structural cost advantage, combined with the site’s participation in the Nordic Balancing Model, has positioned Mo i Rana as one of Europe’s most attractive locations for industrial demand response and co-located battery storage.

A co-located BESS, if implemented, would be designed to:

●	Unlock reserve products that pure compute load cannot access, on a fully stackable basis with existing enrolment
●	Extend ride-through and power quality resilience for AI tenants at Mo i Rana
●	Preserve the site’s full 41.5 MW leasable capacity for AI compute tenants
●	Provide operational optionality across future Nordic reserve products as the Nordic Balancing Model matures

Complementarity with AI Compute Workloads

Beyond ancillary services revenue, a co-located BESS is expected to enhance the site’s suitability for modern AI compute workloads. AI training and inference workloads exhibit power draw characteristics that differ materially from traditional enterprise or hyperscale cloud workloads, and a well-designed BESS layer can improve the operating envelope available to tenants without changing the site’s underlying power capacity or grid connection profile. Anticipated tenant-facing benefits include:

●	Power quality and ride-through: Battery-backed inverters can smooth short-duration voltage sags, transients, and reconfiguration events on the upstream network, reducing the risk of unplanned interruptions to long-running training or high-availability inference workloads
●	Load-step buffering: AI compute clusters can transition rapidly between idle and full load, producing steep ramps at the point of connection; a BESS layer absorbs those ramps locally and presents a smoother profile to the grid, which is increasingly a condition of large-load connection agreements in the Nordics and elsewhere
●	Resilience and effective availability: Even in a grid as reliable as the Nordic synchronous system, BESS-backed ride-through raises the effective availability tier of the facility for tenants whose service credits, SLAs, or workload economics are sensitive to sub-minute interruptions
●	Sustainability profile: Nordic hydro-based power combined with on-site storage strengthens the low-carbon, high-efficiency positioning that AI compute tenants increasingly require from their infrastructure partners, without introducing on-site fossil generation
●	Optionality for future tenant requirements: As next-generation AI accelerators and rack architectures continue to evolve, on-site storage provides headroom to accommodate a wider range of tenant power profiles under the existing 41.5 MW connection

These benefits are complementary to, and do not replace, the site’s existing tier-equivalent electrical and mechanical infrastructure. The feasibility study will quantify the incremental tenant value of these attributes alongside the ancillary services revenue opportunity.

Governance and Process

The feasibility study will assess electrical headroom at the existing point of connection, transformer and switchgear capacity, protection coordination, metering and settlement architecture, prequalification pathway with Statnett, and the interaction between BESS dispatch and tenant service level agreements. Any investment decision will be subject to completion of the study, Board approval, tenant consultation, and applicable Norwegian regulatory and grid-connection approvals. The Company will provide further updates at appropriate milestones.

About Nordic Reserve Markets

The Nordic Balancing Model, jointly operated by Statnett and its Nordic TSO counterparts, procures a suite of ancillary services to maintain grid frequency and system security. Participation is on a pay-for-availability basis, with additional activation payments when reserves are called upon. Nordic Transmission System Operators recognise batteries as uniquely capable of providing multiple stacked system services. As renewable generation grows and conventional thermal capacity retires, batteries and demand response are expected to play an increasing role in Nordic system balancing.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the feasibility study for the integration of a battery energy storage system at the Company’s Mo i Rana data center, the targeted incremental annualized EBITDA from such integration, the Company’s ability to participate in additional Nordic reserve markets, the Company’s ability to execute on its AI infrastructure strategy, and the benefits of the events or transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Media Contacts

VivoPower: media@vivopower.com